Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated October 24, 2016

Relating to Preliminary Prospectus dated October 17, 2016

Registration No. 333-213891

13,000,000 Shares

Common Shares

This free writing prospectus relates to the initial public offering of common shares of Myovant Sciences Ltd. (the “Company”). On October 24, 2016, the Company filed Amendment No. 4 (the “Amendment”) to its Registration Statement on Form S-1 (Registration No. 333- 213891) to update and supplement certain disclosures that had been provided in the preliminary prospectus dated October 17, 2016 (the “Preliminary Prospectus”) relating to its initial public offering of common shares. The updated disclosures that appear in the Amendment primarily reflect updated indications of interest from certain investors and a description of the Right of First Negotiation and Board Observer Agreement the Company entered into with an affiliate of Pfizer Inc. The Amendment may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1679082/000119312516744965/d221801ds1a.htm

The following information is set forth in the Amendment and supplements and updates the information contained in the Preliminary Prospectus. This free writing prospectus should be read together with the Preliminary Prospectus carefully, especially the “Risk Factors” section and the financial statements and related notes, before deciding to invest in these securities. Unless the context otherwise requires, the terms “we,” “us” and “our” in this free writing prospectus to refer to Myovant Sciences Ltd. and our wholly-owned subsidiaries.

INDICATIONS OF INTEREST

Entities affiliated with Pfizer Inc. and BB Biotech AG have each submitted an indication of interest to purchase $30.0 million of our common shares in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to these entities, or these entities may determine to purchase more, fewer or no shares in this offering. Any shares purchased by these entities in this offering will be subject to a 180-day lock-up agreement with the underwriters.

RISK FACTORS

If certain new investors participate in this offering, the available public float for our common shares will be reduced and the liquidity of our common shares may be adversely affected.

Entities affiliated with Pfizer Inc. and BB Biotech AG have each submitted an indication of interest to purchase $30.0 million of our common shares in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to these entities, or these entities may determine to purchase more, fewer or no shares in this offering. Any common shares purchased by these entities in this offering will be subject to a 180-day lock-up agreement with the underwriters and any such purchase will reduce the available public float for our common shares. As a result, any purchase of common shares by these entities in this offering may reduce the liquidity of our common shares relative to what it would have been had these shares been purchased by other investors or not subject to lock-up agreements.

BUSINESS

Right of First Negotiation and Board Observer Agreement with Pfizer

In October 2016, we and an entity affiliated with Pfizer Inc., or the Pfizer Affiliate, entered into a right of first negotiation and board observer agreement, or the Pfizer Agreement. Pursuant to the Pfizer Agreement, contingent upon the closing of the sale of at least $30.0 million of our common shares to the Pfizer Affiliate in this offering or in a concurrent private placement, we have agreed to grant to the Pfizer Affiliate a right of first negotiation with respect to any transaction that we would propose to a third party involving (1) the license or sale of rights to develop and commercialize relugolix or RVT-602 for the treatment of heavy menstrual bleeding associated with uterine fibroids, endometriosis-associated pain, advanced prostate cancer or female infertility as part of assisted reproduction, in each case, in a major market country, or (2) a change of control of Myovant or the sale or disposition of all or substantially all of our assets. The right of first negotiation will terminate upon the earliest of (1) the third anniversary of the closing of this offering, (2) such time as the Pfizer Affiliate, together with its affiliates, owns less than 51% of the common shares purchased by the Pfizer Affiliate in this offering or in a concurrent private placement, (3) a change of control of Myovant, (4) the sale or disposition of all or substantially all of our assets and (5) the liquidation or other dissolution of Myovant. In addition, during such period that the Pfizer Affiliate holds a right of first negotiation, one representative of the Pfizer Affiliate may attend any meetings of our board of directors in a non-voting observer capacity, subject to standard exceptions, such as conflict of interest. Such observer right will also terminate at such time as we file an NDA with the FDA for relugolix. The Pfizer Agreement will terminate upon the earliest of (1) the fifth anniversary of the closing of this offering, (2) such time the Pfizer Affiliate, together with its affiliates, owns less than 51% of the common shares purchased by the Pfizer Affiliate in this offering or in a concurrent private placement, (3) a change of control of Myovant, (4) the sale or disposition of all or substantially all of our assets, (5) the liquidation or other dissolution of Myovant, and (6) such time as we file an NDA with the FDA for relugolix.

SHARES ELIGIBLE FOR FUTURE SALE

Lock-Up Agreements

We and the holders of all of our common shares outstanding on the date of this prospectus, including each of our executive officers, directors and option holders, have entered into lock-up agreements with the underwriters or otherwise agreed, subject to certain exceptions, that we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of our common shares, any options or warrants to purchase our common shares, or any securities convertible into, or exchangeable for or that represent the right to receive our common shares, without the prior written consent of Citigroup Global Markets Inc. for a period of 180 days from the date of this prospectus.

In addition, entities affiliated with Pfizer Inc. and BB Biotech AG have each submitted an indication of interest to purchase $30.0 million of our common shares in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to these entities, or these entities may determine to purchase more, fewer or no shares in this offering. Any shares purchased by these entities will also be subject to a 180-day lock-up agreement with the underwriters on substantially similar terms as the lockup agreements entered into with each of our executive officers, directors and option holders.

The Company has filed a registration statement (including a preliminary prospectus) on Form S-1 with the SEC for the offering for which this communication relates. Before you invest, you should read the preliminary prospectus in the registration statement for the offering for which this communication relates and other documents the Company files with the SEC for more complete information about the Company and this offering. You may obtain those documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Copies of the preliminary prospectus may also be obtained by contacting Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: (800) 831-9146 (toll free), e-mail: prospectus@citi.com; Cowen and Company, LLC, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY, 11717, Attn: Prospectus Department, telephone: (631) 274-2806; Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, 36th Floor, New York, NY 10055, telephone: (212) 653-9054, e-mail: ecm@evercore.com; or Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (888) 603-5847, e-mail: Barclaysprospectus@broadridge.com.